N E W S R E L E A S E

March 2, 2011

Nevsun Drills 51M of 3.34 g/t Au at Harena Satellite Deposit

Nevsun Resources Ltd. (TSX: NSU/NYSE Amex: NSU) is pleased to report the gold assays from the thirty-four infill diamond drill holes at the Harena deposit within its Bisha exploration license in Eritrea.  Nevsun plans to use the infill drilling results to complete a resource estimate, mine plan and mining license application to process the material at its Bisha processing plant.  Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration license contiguous to the Bisha Mining license.

Highlights

•

High grade, near surface oxide gold cap

•

Copper and zinc primary sulphide underneath

•

Potential additional feed for Bisha both in CIL and flotation phases

Select High Grade Results Include:

•

Hole #H-078 - 18m at 11.78g/t Au, from 51.0 metres to 69.0 metres

•

Hole #H-062 - 31.9m at 4.09g/t Au, from 5.6 metres to 37.5 metres

•

Hole #H-063 - 51m at 3.34g/t Au, from 19.5 metres to 70.5 metres

•

Hole #H-059 - 60m at 2.73g/t Au, from 13.5 metres to 70.3 metres

•

Hole #H-081 - 18m at 3.89g/t Au, from 45.0 metres to 63.0 metres

•

Hole #H-075 - 24m at 3.19g/t Au, from 46.5 metres to 70.5 metres

The drilling took place in the fall of 2010.  Drill hole locations were selected to infill drill the gossanous oxide cap on 25m x 25m and 12.5m x 25m fences which is the same spacing used to define measured and indicated resource categories at the Bisha Main deposit.  The results were positive, and have provided increased confidence to the widths and grades of the gold bearing oxide cap at Harena.  A resource estimate on the deposit has been initiated with results expected in late April.  If the results are positive a reserve estimate and mine study will be done to support a mining license application.

Detailed results of gold in the oxide are in the attached schedule together with a map of hole locations.  The results of assays on the sulphides are still in progress and will be disclosed at a later date.

Nevsun views the Harena deposit as a potential source of supplemental feed for the processing plant at Bisha.  Supplemental feed can provide valuable cash flow as an extension to mine life without having to absorb any start-up capital costs.

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Romania and Vancouver, Canada.

Forward Looking Statements:  The above contains statements regarding positive drill results, indications that the Bisha concession may host multiple deposits, the Harena deposit as a potential source of supplemental feed and valuable cash flow, the close relationship between the interpreted graphitic horizon and the Harena massive sulphide, and additional prospects at the Harena area.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. .  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu10-04.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com

SCHEDULE TO NEWS RELEASE OF NEVSUN RESOURCES, dated March 2, 2011

The following are the details of the drill results of the oxide zone at Harena:

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Hole #	From (m)	To (m)	Length (m)	Au (g/t)
H-048	25.5	28.5	3.0	1.09	H-066	30.0	61.5	31.5	0.94
H-049	46.5	55.5	9.0	3.18	incl.	43.5	48.0	4.5	2.59
incl.	49.5	52.5	3.0	8.55	and	57.0	60.0	3.0	2.57
H-050	16.5	28.5	12.0	1.15	H-067	19.5	28.5	9.0	1.68
incl.	16.5	21.0	4.5	1.45		19.5	22.5	3.0	2.61
and	25.5	28.5	3.0	1.89	H-068	7.5	40.5	33.0	1.53
H-051	67.5	77.0	9.5	0.90	incl.	9.3	12.4	3.1	1.35
incl.	69.0	72.0	3.0	1.31	and	24.0	25.5	1.5	1.02
H-052	3.0	12.0	9.0	2.42	and	31.5	39.0	7.5	5.09
incl.	6.0	11.0	5.0	4.23	H-069	18.0	21.0	3.0	1.02
H-053	25.5	46.5	21.0	1.37	incl.	19.5	21.0	1.5	1.60
incl.	25.5	33.0	7.5	3.40	H-070	6.0	24.0	18.0	1.14
and	45.0	46.5	1.5	1.75		13.5	16.5	3.0	4.34
H-055	37.5	67.5	30.0	1.23	H-071	16.5	60.0	43.5	1.68
incl.	55.5	67.5	12.0	2.56	incl.	28.5	28.5	10.5	4.54
H-056	33.0	61.5	28.5	1.44	and	36.0	52.5	16.5	1.27
incl.	33.0	34.5	1.5	2.78	H-072	18.0	24.0	6.0	1.06
and	40.5	46.5	6.0	3.53	incl.	21.0	22.5	1.5	2.21
and	55.5	58.5	3.0	2.94	and	36.0	40.5	4.5	1.33
H-058	6.0	34.5	28.5	0.80	and	45.0	57.0	7.5	1.31
incl.	6.0	18.0	12.0	1.25	incl.	45.0	48.0	3.0	2.78
and	31.5	34.5	3.0	1.47	H-073	21.0	25.5	4.5	1.21
H-059	13.5	73.5	60.0	2.73	H-074	30.0	45.0	15.0	1.01
incl.	13.5	19.5	6.0	12.84	incl.	36.0	40.5	4.5	2.81
and	60.0	64.5	4.5	14.26	H-075	36.0	39.0	3.0	1.80
H-060	34.5	51.0	16.5	0.75	and	46.5	70.5	24.0	3.19
incl.	34.5	37.5	3.0	2.65	incl.	46.5	57.0	10.5	3.51
H-061	55.5	58.5	3.0	1.31	and	60.0	70.5	10.5	3.77
H-062	5.6	37.5	31.9	4.09	H-078	51.0	69.0	18.0	11.78
incl.	18.0	24.0	6.0	3.22	incl.	51.0	54.0	3.0	1.61
and	30.0	36.0	6.0	16.17	and	58.5	69.0	10.5	19.64
H-063	19.5	70.5	51.0	3.34	and	73.5	81.0	7.5	1.03
incl.	27.0	30.0	3.0	4.02	incl.	76.5	79.5	3.0	1.84
and	48.0	70.5	22.5	6.57	H-079	16.5	27.0	10.5	0.93
H-064	52.5	63.2	10.7	1.19	incl.	25.5	27.0	1.5	5.54
incl.	58.5	63.2	4.7	2.20	H-080	10.5	15.0	4.5	0.60
H-065	43.5	69.0	25.5	1.44	incl.	13.5	15.0	1.5	0.97
incl.	43.5	46.5	3.0	1.77	H-081	45.0	63.0	18.0	3.89
and	61.5	69.0	7.5	3.01	incl.	46.5	54.0	7.5	9.19

Note: True thickness is estimated at approximately 90% of the drill intervals reported in the table.  All holes were done at 45 degrees from horizontal.

Hole H-057 showed no significant mineralization.

Historic holes 1 through 27 were carried out and published in 2005 and holes 28 through 44 were carried out in the fall of 2009 and the results were published in February 2010.

Oxide gold results from those programs are restated below:

Hole #	From (m)	To (m)	Length (m)	Au (g/t)
H-029	61.5	68.5	7.0	2.71
Incl.	67.5	68.5	1.0	16.60
H-031	20.5	44.9	24.4	1.63
Incl.	30.0	35.7	5.7	3.31
Incl.	38.0	43.9	5.9	2.26
H-035	36.0	38.0	2.0	1.24
and	42.0	73.0	31.0	2.41
Incl.	49.5	57.0	7.5	3.71
Incl.	58.5	64.0	5.5	4.93
Incl.	67.0	71.5	4.5	3.47
H-001	30.8	39.0	8.2	0.80
and	45.0	57.0	12.0	3.16
Incl.	51.0	57.0	6.0	5.97
H-005	51.0	55.3	4.3	1.33
H-009	42.0	51.0	9.0	0.68

MAP:  LOCATIONS OF DRILL HOLES

Harena Deposit
Diamond Drill Program
December 2010
N
334,600 mE
334,700 mE
334,800 mE
334,900 mE
335,000 mE
1,707,900 mN
1,707,800 mN
1,707,700 mN
1,707,600 mN
H-018
H-030
H-017
H-013
H-014
H-029
H-043
H-028
H-049
H-010
H-051
H-048
H-033
H-054
H-034
H-009
H-004
H-042
H-012
H-011
H-055
H-050
H-032
H-053
H-061
H-056
H-003
H-037
H-052
H-060
H-038
H-064
H-031
H-002
H-059
H-057
H-015
H-063
H-077
H-065
H-058
H-036
H-001
H-066
H-062
H-076
H-075
H-068
H-071
H-067
H-035
H-006
H-078
H-072
H-069
H-041
H-074
H-005
H-070
H-073
H-081
H-079
H-016
H-040
H-080
H-039
H-007
H-008
2010 Drill Hole
Pre-2010 Drill Hole
Topographical Contour Line
(5m Intervals)